

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 18, 2017

Quinn P. Fanning
Chief Financial Officer
Tidewater Inc.
601 Poydras Street, Suite 1500
New Orleans, LA 70130

> **Re: Tidewater Inc.**
> **Application for Qualification of Indenture on Form T-3**
> **Filed May 12, 2017**
> **File No. 022-29043 & -01 to -27**

Dear Mr. Fanning:

This is to advise you that we have not reviewed and will not review your application for qualification of the trust indenture.

Please refer to Section 307 of the Trust Indenture Act of 1939 and the rules thereunder regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure

cc: Curtis R. Hearn
Jones Walker LLP